

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2005

Mr. Joseph C. Horvath, CFO
TB Wood's Corporation
440 North Fifth Avenue
Chambersburg, PA 17201-1778

Re: **TB Woods Corporation File No. 1-14056**
     Form 10-K filed 3/29/05; Form 10-Q filed 5/11/05

Dear Mr. Horvath:

   We note your discussion of the accounting associated with your post-retirement benefit plan in your letter dated July 11, 2005. However, we do not believe that the reduction of plan benefits and the resulting withdrawal of approximately 89% of the plan participants represent a plan termination in accordance with SFAS No. 106. Thus, we do not believe that the recognition of all unrecognized prior service benefits and unrecognized net actuarial gains in 2004 is appropriate. Accordingly, please restate your financial statements to reflect the following:

- We note that the valuation of your ABO reflects the effect of the negative plan amendment and the ABO settlement resulting from the expected withdrawal of plan participants in the first quarter of 2004. However, these effects should be reflected in the valuation of your ABO when these changes were communicated to your employees, which we understand to be the fourth quarter of 2004. See paragraph 23.b.

- Your negative plan amendment should be accounted for in accordance with paragraph 55 of SFAS No. 106. Specifically, your prior service gains should not be recognized immediately, but instead, should be amortized as discussed in paragraph 52.

- With respect to the settlement of the ABO resulting from the withdrawal of 89% of the plan participants, please recognize your unrecognized net actuarial gains to the extent permitted by paragraphs 92 – 93 of SFAS No. 106. The remainder should be amortized as discussed in paragraph 59.

   Please disclose a rollforward of your ABO for 2003 and 2004, pursuant to paragraph 5.a of SFAS No. 132R. We note that the disclosures in your Form 10-K for the year ended December 31, 2004, currently rollforward your accrued benefit obligation of $10,577 at December 31, 2003, as opposed to your accumulated benefit obligation of $2,622 at December 31, 2003.

Please file amendments to your 12/31/04 Form 10-K and your 3/31/05 Form 10-Q by August 15, 2005. The 3/31/04, 6/30/04, and 9/30/04 forms 10-Q may also need to be amended if the financial statements therein are materially impacted. Note also the filing requirements outlined in Item 4.02(a) of Form 8-K.

We also remind you of the following requirements with respect to the amended filings: an explanatory paragraph in the reissued audit opinion; compliance with APB 20 paragraph 37; an MD&A disclosure addressing the issue and disclosing the time period over which management expects that the gain will be amortized; and updated certifications. Further, the Item 9A (Item 4 in Form 10-Q) disclosures should include the following:

- A discussion of the restatement;
- Consideration of the effect, if any, of the restatement on the CEO and CFO`s original conclusions regarding the effectiveness of disclosure controls and procedures; and
- Any changes to internal controls over financial reporting.

Questions may be directed to Al Pavot at (202) 551-3738 or me at (202) 551-3255.

Sincerely,

Nilima N. Shah,
Branch Chief